SECURITIES PURCHASE AGREEMENT
THIS SECURITIES PURCHASE AGREEMENT (as amended, supplemented or otherwise modified from time to time, this “Agreement”), dated as of June 30, 2025, is between CYBIN INC., a company organized under the laws of the Province of Ontario, Canada, with principal executive offices located at 100 King Street West, Suite 5600, Toronto, Ontario, Canada M5X 1C9 (the “Company”), and High Trail Special Situations LLC with principal executive offices located at 290 Harbor Drive, 3rd Floor Stamford, CT 06902 Attn: Capital Solutions Team (the “Buyer”).
WITNESSETH
WHEREAS, the Company and the Buyer desire to enter into this transaction for the Company to sell and the Buyer to purchase the Convertible Note (as defined below) pursuant to (i) an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and (ii) an exemption from the prospectus requirements of the Securities Act (Ontario) under Section 2.3 of Ontario Securities Commission Rule 72-503 – Distributions Outside Canada (“OSC Rule 72-503”);
WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, on the date hereof (the “Closing”), the Company shall issue and sell to the Buyer, as provided herein, and the Buyer shall purchase unsecured convertible note in the form attached hereto as “Exhibit A” (the “Convertible Note”) in the principal amount of $50,000,000 (the “Subscription Amount”), which shall be convertible into common shares of the Company (the “Common Shares”) (as converted, the “Conversion Shares”), at a purchase price equal to the Subscription Amount (the “Purchase Price”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a registration rights agreement (as amended, supplemented or otherwise modified from time to time, the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and
WHEREAS, the Convertible Note and the Conversion Shares are collectively referred to herein as the “Securities.”
AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.PURCHASE AND SALE OF CONVERTIBLE NOTE.
(a)Purchase of Convertible Note. Subject to the satisfaction (or waiver) of the respective conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company at Closing the Convertible Note in a principal amount equal to the Subscription Amount.
(b)Closing Date. The Closing shall occur remotely by conference call and electronic delivery of documentation. The Closing shall occur at or about 8:00 a.m., New York time, on the first Business Day on which the conditions to the Closing set forth in Sections 6 and 7 below are satisfied or waived (or such other date as is mutually agreed to by the Company and the Buyer) (the “Closing Date”). As used herein “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to remain closed
(c)Form of Payment; Deliveries. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, on the Closing Date, (i) the Buyer shall deliver to the Company, in immediately available funds to a bank account designated by the Company, the Purchase Price for the Convertible Note to be issued and sold to the Buyer at the Closing, and (ii) the Company shall deliver to the Buyer, the Convertible Note which the Buyer is purchasing at the Closing with a principal amount corresponding with the Subscription Amount.
(d)Home Country Practice. Prior to the date hereof, the Company has taken all actions required pursuant to the rules and regulations of the NYSE American LLC (the “NYSE American”) to duly and validly rely on the exemption for foreign private issuers from applicable rules and regulations of the NYSE American by adopting the home country practice (the “Home Country Practice”) in connection with the transactions contemplated hereunder (including an exemption from any NYSE American rules that would otherwise require seeking shareholder approval in respect of such transactions). The Company may issue the relevant Conversion Shares upon conversion of any outstanding Convertible Note without regard to the limitations imposed by the NYSE American. So long as any Convertible Note is outstanding, the Company shall comply with the Home Country Practice rules and shall not take any action to change its Home Country Practice or become subject to the NYSE American shareholder approval rules with respect to transactions contemplated herein. The Company’s practices in connection with the transactions contemplated hereunder are not prohibited by its home country’s laws and are not subject to shareholder approval under the rules, regulations and requirements of the Cboe Canada (“Cboe”).
2.BUYER’S REPRESENTATIONS AND WARRANTIES.
The Buyer represents and warrants to the Company that as of the date hereof and as of the Closing Date:
(a)Investment Purpose. The Buyer is acquiring the Securities for its own account for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with, or pursuant to, a registration statement covering such Securities or an available exemption under the Securities Act. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined below) to distribute any of the Securities in violation of Applicable Securities Laws. As used herein,

“Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, governmental or political subdivision thereof or a governmental agency. As used herein, “Applicable Securities Laws” means (a) the applicable securities laws of each of the provinces and territories of Canada, their respective regulations, rulings, rules, orders (including blanket orders and discretionary orders), instruments (including national and multilateral instruments), fee schedules and prescribed forms thereunder, and the applicable policy statements issued by the applicable securities commissions or regulatory authority or similar authority thereunder (“Canadian Securities Laws”) and (b) all applicable securities laws in the United States, including, without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws (“U.S. Securities Laws”).
(b)Accredited Investor Status. The Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.
(c)Reliance on Exemptions. The Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from: (i) the registration requirements of U.S. Securities Laws; and (ii) the exemption from the prospectus requirements of the Securities Act (Ontario) under Section 2.3 of OSC Rule 72-503, and that, in each case, the Company is relying in part upon the truth and accuracy of, and the Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.
(d)Information. The Buyer has been furnished with all materials relating to the business, finances and operations of the Company and information the Buyer deemed material to making an informed investment decision regarding its purchase of the Securities, which have been requested by the Buyer. The Buyer has been afforded the opportunity to ask questions of the Company and its management and has received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its representatives shall modify, amend or affect the Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Buyer acknowledges and agrees that the Company does not make and has not made any representation or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.
(e)Transfer or Resale. The Buyer understands that: (i) the Securities have not been registered under U.S. Securities Laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Buyer shall have delivered to the Company an opinion of counsel, in a form generally acceptable to the Company and the Company’s transfer agent, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements, (C) the Buyer provides the Company with reasonable assurances (in the form of seller and broker representation letters reasonably acceptable to the Company) that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the Securities Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), in each case following the applicable holding period set forth therein; or (D) the Buyer shall have delivered to the Company and the Company’s transfer agent and Rule 904 declaration in a form agreed to by the Company and the Company’s transfer agentand (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(e). In addition, the Buyer understands that (i) the Securities have not been qualified for distribution by prospectus in any jurisdiction of Canada, and may not be offered for sale, sold, assigned or transferred in any jurisdiction of Canada during the course of the distribution thereof, except pursuant to a prospectus or exemption from the prospectus requirement under Canadian Securities Laws. The Buyer covenants and agrees that it shall not directly or indirectly, during the course of the distribution of the distribution of the Securities, make any offers or sales of securities in connection with this Agreement directly to any person whom, to the Buyer’s knowledge, is (A) a person resident or located in a jurisdiction of Canada; (B) a person acquiring such securities for the benefit of another person resident or located in a jurisdiction of Canada, or (C) on any “marketplace” (as such term is defined in National Instrument 21-101 – Marketplace Operation) in Canada. The Company and the Buyer shall take all further steps reasonably required to ensure compliance with the provisions of OSC Rule 72-503. For clarity, a distribution made on or through the facilities of an exchange or market outside Canada is a distribution to a person or company outside Canada if neither the seller nor any person acting on its behalf has reason to believe that the distribution has been pre-arranged with a buyer in Canada.
(f)Legends. The Buyer agrees to the imprinting, so long as its required by this Section 2(f), of a restrictive legend on the Securities in substantially the following form:
THE SECURITIES REPRESENTED HEREBY [for Convertible Note add: AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY ONLY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND

SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
Subject to the provision of representation letters from the Buyer and its representatives as the Company may require, certificates evidencing the Conversion Shares shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than one (1) Trading Days (as defined in the Convertible Note) (or such earlier date as required pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other applicable law, rule or regulation for the settlement of a trade initiated on the date the Buyer delivers such legended certificate representing such securities to the Company) following the delivery by a Buyer to the Company or the transfer agent (with notice to the Company) of a legended certificate representing such securities (endorsed or with stock powers attached, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from the Buyer as may be required above in this Section 2(f), as directed by the Buyer, either: (A) provided that the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program, credit the aggregate number of shares of Common Shares to which the Buyer shall be entitled to the Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to the Buyer, a certificate representing such securities that is free from all restrictive and other legends, registered in the name of the Buyer or its designee. The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith. The Buyer agrees that the removal of a restrictive legend from certificates representing Securities as set forth in this Section 2(f) is predicated upon the Company’s reliance that the Buyer will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein.
(g)Organization; Authority. The Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(h)Authorization, Enforcement. The Transaction Documents to which each the Buyer is a party have been duly and validly authorized, executed and delivered on behalf of the Buyer and constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
(i)No Conflicts. The execution, delivery and performance by the Buyer of the Transaction Documents to which the Buyer is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. Securities Laws) applicable to the Buyer, except, in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder and thereunder.
(j)Certain Trading Activities. The Buyer has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Buyer, engaged in any transactions in the securities of the Company during the period commencing on or after 4:30 p.m. on June 26, 2025, and ending immediately prior to the execution of this Agreement by the Buyer.
(k)General Solicitation. The Buyer is not purchasing or acquiring the Securities as a result of any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.
(l)Evaluation of Risks. The Buyer has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Common Shares of the Company and of protecting its interests in connection with the transactions contemplated hereby. The Buyer acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Buyer may lose all or a part of its investment.
(m)Not an Affiliate. The Buyer is not (i) an officer or director of the Company or any of its Subsidiaries (as defined below), (ii) or an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries or (iii) a “beneficial owner” of more than 10% of the Common Shares (as defined for purposes of Rule 13d3 of the Exchange Act).
(n)No Resident of Canada Status. The Buyer is not a resident in any province or territory of Canada, is not purchasing the Securities for the account of a Person resident in any province of territory of Canada, and is not a party to any transaction or series of transactions that is a part of a plan or scheme to avoid the prospectus requirements in connection with a distribution to a Person in Canada and acknowledges that (i) no Canadian securities commission or similar regulatory authority has reviewed or passed on the merits of Securities; (ii) there is no government or other insurance covering the Securities; and (iii) the Company hereby advises the Buyer that the Company is relying on an exemption from the requirements to provide the Buyer with a prospectus under Canadian Securities Laws and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of rescission or damages, will not be available to the Buyer.

(o)PCMLA. The Purchase Price which will be advanced by the Buyer to the Company hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Buyer acknowledges that the Company may in the future be required by law to disclose the Buyer’s name and other information relating to this Agreement and the Buyer’s subscription hereunder, on a confidential basis, pursuant to the PCMLA; and to the best of its knowledge (i) none of the subscription funds to be provided by the Buyer (A) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (B) are being tendered on behalf of a person or entity who has not been identified to the Buyer, and (ii) it shall promptly notify the Company if the Buyer discovers that any of such representations ceases to be true, and to provide the Company with appropriate information in connection therewith.
3.REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
Except as, other than with respect to Section 3(z), set forth in the Continuous Disclosure Materials (as defined below) that are available on the SEC’s website through the EDGAR system or through the SEDAR+ system at least one (1) Business Day prior to the date of this Agreement (unless the context provides otherwise), the Company hereby makes the representations and warranties set forth below to the Buyer:
(a)Organization and Qualification. The Company and each of its Subsidiaries are entities duly formed, validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. The Company and each of its Subsidiaries is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign legal entity in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into by the Company in connection herewith or therewith or (iii) the authority or ability of the Company to perform any of its obligations under any of the Transaction Documents. “Subsidiaries” means Cybin Corp., Cybin US Holdings Inc., Adelia Therapeutics, Cybin IRL Limited (“Cybin IRL”), and Cybin UK Ltd., and any subsidiary that after the date of this Agreement becomes a “significant subsidiary” of the Company (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act), and each of the foregoing, is individually referred to herein as a “Subsidiary.”
(b)Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Convertible Note, the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Convertible Note), have been duly authorized by the Company’s board of directors and no further filing, consent or authorization is required by the Company, its board of directors or its shareholders or other governmental body. This Agreement has been, and the other Transaction Documents to which the Company is a party will be prior to the Closing, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by U.S. Securities Laws. “Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the Convertible Note, and each of the other agreements and instruments entered into by the Company or delivered by the Company in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.
(c)Issuance of Securities. The issuance of the Securities has been duly authorized and upon issuance and payment in accordance with the terms of the Transaction Documents, the Securities shall be validly issued, fully paid and nonassessable and free from all pre-emptive or similar rights, including any mortgage, defects, claims, pledges, taxes, rights of first refusal, encumbrances, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest and other encumbrances (collectively “Liens”) with respect to the issuance thereof. Upon issuance or conversion in accordance with the Convertible Note, the Conversion Shares, when issued, will be validly issued, fully paid and nonassessable and free from all pre-emptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares.
(d)No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Convertible Note, the Conversion Shares, and the reservation for issuance of the Conversion Shares) will not (i) result in a violation of the Articles (as defined below), certificate of incorporation, certificate of formation, memorandum of association, or other organizational documents of the Company or any of its Subsidiaries, or any shares, capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, U.S. Securities Laws and regulations, the securities laws of the jurisdictions of the Company’s incorporation or in which it or its Subsidiaries operate and the rules, regulations and requirements of the Cboe and NYSE American and including all applicable laws, rules and regulations of the jurisdiction of incorporation of the Company) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of (ii) and (iii) for any conflict, default, right or violation that would not reasonably be expected to result in a Material Adverse Effect.
(e)Consents. No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except (i) such as required by Cboe, (ii) such as may be required under Canadian Securities Laws, including the filing of a report of the distribution on Form 72-503F – Report of Distributions Outside Canada in accordance with Ontario Securities Commission Rule 72-503 – Distributions Outside Canada, (iii) such as may be required under the Securities Act or the blue sky laws of any jurisdiction in connection with the purchase of the Convertible Note by the applicable Buyer in the manner contemplated herein, (iv) the filing of a listing application or listing of additional shares notification, as applicable, with the Principal U.S. Market with respect to the Conversion Shares, and (v) such other consents, approvals, authorizations, filings or orders, the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.
(f)Exchange Approvals. At the Closing Date, the Company has made all required submissions to Principal U.S. Market to reserve 16,500,000 Common Shares and shall have not received any notice objecting to the listing of these Common Shares from the Principal U.S. Market. Prior to the Closing Date, the Company shall have received the conditional approval of the Cboe to the transactions contemplated herein, in form and substance satisfactory to the Buyer acting reasonably.
(g)Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that the Buyer is acting solely in the capacity of an arm’s-length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) to its knowledge, an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule thereto) (collectively, “Rule 144”)) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the Common Shares (as defined for purposes of Rule 13d3 of the Exchange Act). The Company further acknowledges that no Buyer (nor any affiliate of any Buyer) is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer’s purchase of the Securities. The Company further represents to the Buyer that the Company’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company and its representatives.
(h)No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to require approval of shareholders of the Company under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation, other than as set forth herein. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.
(i)Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares will increase in certain circumstances and could cause dilution to existing shareholders.
(j)Continuous Disclosure Materials; Financial Statements. During the two (2) years prior to the date hereof, and, as applicable, the Closing Date, the Company has timely filed, or will have timely filed, all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it under Applicable Securities Laws (all of the foregoing filed prior to the date hereof and, as applicable, the Closing Date and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Continuous Disclosure Materials”). The Company has delivered or has made available to the Buyer or its representatives true, correct and complete copies of each of the Continuous Disclosure Materials not available on the EDGAR system or SEDAR+ system. As of their respective dates, the Continuous Disclosure Materials complied in all material respects with the requirements of the Applicable Securities Laws applicable to the Continuous Disclosure Materials, and none of the

Continuous Disclosure Materials, at the time they were filed on the EDGAR system or SEDAR+ system (subject to amendments thereto), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Continuous Disclosure Materials complied in all material respects with applicable accounting requirements and the Applicable Securities Laws with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal yearend audit adjustments which will not be material, either individually or in the aggregate). The reserves, if any, established by the Company or the lack of reserves, if applicable, are reasonable based upon facts and circumstances known by the Company on the date hereof and there are no loss contingencies that are required to be accrued by the applicable financial accounting standards of the Financial Accounting Standards Board which are not provided for by the Company in its financial statements or otherwise. No other information provided by or on behalf of the Company to the Buyer which is not included in the Continuous Disclosure Materials contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. The Company is not currently contemplating to further amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the Continuous Disclosure Materials (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to further amend or restate any of the Financial Statements, in each case, in order for any of the Financial Statements to be in compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.
(k)Absence of Certain Changes. Since the date of the Company’s most recent audited financial statements that are available on the SEC’s website through the EDGAR system or through the SEDAR+ system (the “Prior Annual Financial Statements”), there has been no Material Adverse Effect, nor any event or occurrence specifically affecting the Company or its Subsidiaries that would be reasonably expected to result in a Material Adverse Effect. Since the date of the Prior Annual Financial Statements, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any material assets, individually or in the aggregate, outside of the ordinary course of business or (iii) made any material capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.
(l)No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur specific to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition

(financial or otherwise), that has not been publicly disclosed and would reasonably be expected to have a Material Adverse Effect.
(m)Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term under its certificate of incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred shares of the Company or any of its Subsidiaries or Articles or their organizational charter, certificate of formation, memorandum of association, articles of association, certificate of incorporation or articles, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for violations which would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of Principal U.S. Market or Cboe and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Shares by Principal U.S. Market or Cboe in the foreseeable future. During the one year prior to the date hereof, (i) the Common Shares have been listed or designated for quotation on Principal U.S. Market and Cboe, (ii) trading in the Common Shares has not been suspended by Principal U.S. Market or Cboe, and (iii) the Company has received no communication, written or oral, from Principal U.S. Market or Cboe regarding the suspension or delisting of the Common Shares from Principal U.S. Market or Cboe, which has not been publicly disclosed. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.
(n)Foreign Corrupt Practices. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, since January 1, 2021, none of the Company or the Subsidiaries, nor any director, manager, officer, employee, or, to the actual knowledge of the Company, agent or representative of the Company or any of the Subsidiaries, has directly or indirectly through another person made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any person, private or public, regardless of what form, whether in money, property or services, in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), as amended, and any foreign or other anti-bribery or anti-corruption laws (collectively, “Anti-Corruption Laws”). Since January 1, 2021, none of the Company or any of the Subsidiaries, or any of their respective directors, officers, employees or representatives has been under internal or, to the actual knowledge of the Company, any federal, state, provincial, local, foreign or supranational government, any court, legislative, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority or any stock exchange (each, a “Governmental Entity”) investigation for any material violation of any Anti-Corruption Laws or has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any Anti-Corruption Laws. Since January 1, 2021, the Company and the Subsidiaries have implemented, maintained and enforced an adequate system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws. Since January 1, 2021, neither the Company nor any of the Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.
(o)Equity Capitalization. As of the date hereof, the authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date hereof, the Company had 23,023,631 Common Shares outstanding. As of the date of the Closing, the authorized share capital of the Company will be an unlimited number of Common Shares. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on a Principal U.S. Market. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, delisting the Common Shares from the Principal U.S. Market, nor has the Company received any notification that the SEC or the Principal U.S. Market is contemplating terminating such registration or listing. To the Company’s knowledge, it is in compliance with all applicable listing requirements of the Principal U.S. Market. For the purposes of this Agreement, “Principal U.S. Market” shall mean the NYSE American; provided however, that in the event the Common Shares are ever listed or traded on the New York Stock Exchange, or the Nasdaq Stock Market, then the “Principal U.S. Market” shall mean such other market or exchange on which the Common Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Common Shares in the United States.
(p)Existing Securities; Obligations. Except as disclosed in the Continuous Disclosure Materials or as disclosed by the Company to the Buyer, (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to pre-emptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to (i) this Agreement, and (ii) the Registration Rights Agreement; (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing antidilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.
(q)Organizational Documents. The Company has furnished to the Buyer or filed on EDGAR true, correct and complete copies of the Company’s articles, as amended and as in effect on the date hereof (the “Articles”), and the terms of all convertible securities and the material rights of the holders thereof in respect thereto.

(r)Litigation. Except as disclosed by the Company in the Continuous Disclosure Materials, there is no action, suit, arbitration, proceeding, inquiry or investigation before or by NYSE American, Cboe, any court, public board, other Governmental Entity, selfregulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or, to the knowledge of the Company, any of its Subsidiaries, the Common Shares or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, which would reasonably be expected to result in a Material Adverse Effect. After reasonable inquiry of its employees, the Company is not aware of any event which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or, to the knowledge of the Company, any current or former director or officer of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is the subject of any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity that would reasonably be expected to result in a Material Adverse Effect.
(s)Insurance. Except as disclosed by the Company in the Continuous Disclosure Materials, the Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
(t)Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries.
(u)Shell Company Status. The Company is not, and has never been, an issuer described in Rule 144(i)(1)(i).
(v)Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously committed any violation of, the USA Patriot Act of 2001 and all other applicable U.S. and nonU.S. antimoney laundering laws and regulations, including, but not limited to, the laws, regulations and Executive Orders and sanctions programs (“Sanctions Programs”) administered by the U.S. Office of Foreign Assets Control (“OFAC”), including, without limitation, (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and any regulations contained in 31 CFR, Subtitle B, Chapter V.
(w)Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Buyer or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms the Buyer will rely on the foregoing representations in effecting transactions in securities of the

Company. None of the disclosures provided to the Buyer regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement (if any), furnished by or on behalf of the Company or any of its Subsidiaries, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to the Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to the Buyer, if any, have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was delivered to the Buyer, the Company’s best estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results).
(x)No General Solicitation. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.
(y)Private Placement. Assuming the accuracy of the Buyer’s representations and warranties set forth in Section 2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyer as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Primary Market. The Company shall timely file a Form 72-503F under OSC Rule 72-503 in respect of the distribution of the Securities to the Buyer.
(z)Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, (v) other than the equity distribution agreement entered into with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co, is a party to any Variable Rate Transaction (as defined below), or (vi) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with IFRS), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto. For greater certainty, “Indebtedness” shall not include trade payables entered into in the ordinary course of business consistent with past or industry practice.
(aa)No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the Securities Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.
4.COVENANTS.
(a)Reporting Status. For the period beginning on the date hereof, and ending 12 months after the date on which the Convertible Note issued hereunder is no longer outstanding (the “Reporting Period”), the Company shall use commercially reasonable efforts to file on a timely basis all reports required to be filed with the SEC pursuant to the Exchange Act, all documents required to be filed under Canadian Securities Laws, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.
(b)Use of Proceeds. The use of proceeds will be for general working capital purposes. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein to repay any loans to any executives or employees of the Company, to make any payments in respect of any related party debt, or to purchase any crypto currencies. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions Programs, or (ii) in any other manner that will result in a violation of Sanctions Programs. The Company shall not, without the prior written consent of the Buyer, loan, invest, transfer or “downstream” any cash proceeds, or assets or property acquired with cash proceeds from the issuance and sale of the Convertible Note to any Subsidiary, except for Cybin IRL or unless such Subsidiary has enter into a guarantee in a form acceptable to the Buyer.
(c)Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Underlying Securities (as defined below) upon the Principal U.S. Market, subject to official notice of issuance, and shall use reasonable efforts to maintain such listing of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on such Principal U.S. Market for the Reporting Period. Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on a Principal U.S. Market or Cboe during the Reporting Period, other than in connection with the listing of the Underlying Securities on another securities exchange in the United States registered as a national securities exchange under Section 6 of the Exchange Act. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(c). “Underlying Securities” means the (i) the Conversion Shares and (ii) any Common Shares issued or issuable with respect to the Conversion Shares, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of the Company into which the Common Shares are converted or exchanged without regard to any limitations on conversion of the Convertible Note.
(d)Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that, subject to compliance with U.S. Securities Laws, the Securities may be pledged by the Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.
(e)Disclosure of Transactions and Other Material Information. The Company shall file with the SEC a Current Report on Form 6-K disclosing the execution of this Agreement by the Company and the Buyer (including any required exhibits thereto, the “Current Report”) promptly following execution of the Agreement, but in any event no later than 9:00 a.m. New York Time on the Trading Day following the date on which this Agreement is executed. The Company shall provide the Buyer and its legal counsel a reasonable opportunity to comment on a draft of the Current Report prior to filing the Current Report with the SEC and shall give due consideration to all such comments. From and after the filing of the Current Report with the SEC , the Company shall have publicly disclosed all material, non-public information delivered to the Buyer (or the Buyer’s representatives or agents) by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, agents or representatives (if any) in respect of the Company. The Company shall not, and the Company shall undertake reasonable efforts to cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Buyer with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Buyer (which may be granted or withheld in the Buyer’s sole discretion). Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that it shall publicly disclose in the Current Report any information communicated to the Buyer by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated herein, which, following the date hereof would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiaries. The Company understands and confirms that the Buyer will rely on the foregoing representations in effecting resales of Conversion Shares. In addition, effective upon the filing of the Current Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and Buyer or any of their affiliates, on the other hand, including without limitation the NDA, shall terminate.
(f)Conduct of Business. From the date hereof until all the Convertible Note issued or issuable hereunder have been repaid or converted into Common Shares, the business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.
(g)Post-Closing Obligations.
(i)Irrevocable Transfer Agent Instructions. As soon as possible, but in any event no later than the 10th calendar day following the Closing Date, the Company shall delivered to the Buyer a copy of the Irrevocable Transfer Agent Instructions, dated as of such date, in the form acceptable to such Buyer, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.
(ii)NYSE American Supplemental Listing. As soon as possible, but in any event, no later than the second Trading Day following the Closing Date, the Company shall file a new supplement listing application with NYSE American to reserve additional 3,500,000 Common Shares in connection with the transaction contemplated herein.
(iii)Filing of a New Shelf Registration Statement. As soon as possible, but in any event, no later than July 31, 2025, the Company shall file a preliminary base shelf with the applicable Canadian securities authority and shall have such registration statement declared effective as soon as possible thereafter.
(h)Prohibited Transactions. From the date hereof until the Convertible Note has been repaid or converted into Common Shares, without the prior written consent of the Buyer, the Company shall not, and shall not permit any of its subsidiaries (whether or not a subsidiary on the date hereof) to, directly or indirectly (i) other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist, or remain liable with respect to, any Indebtedness, (ii) other than Permitted Liens, directly or indirectly, enter into, create, incur, assume or suffer to exist, or permit any Lien of any kind on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, or (iii) amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the holder of the Convertible Note, (iv) make any payments in respect of any related party debt, or (v) enter into, agree to enter into, or effect any Variable Rate Transaction other than with the Buyer, provided, however, that the entry into and/or issuance of Common Shares in an “at-the-market” facility shall not be deemed a Variable Rate Transaction.
“Permitted Indebtedness” shall mean: (i) Indebtedness evidenced by the Convertible Note; (ii) Indebtedness existing under or in connection with Liens which are Permitted Liens; (iii) Indebtedness incurred solely for the purpose of financing the acquisition or lease of any equipment, including capital lease obligations with no recourse other than to such equipment and provided that such Indebtedness may be only secured by such equipment; (iv) subject to Buyer’s consent, Indebtedness (A) the repayment of which has been subordinated to the payment of the Convertible Note on terms and conditions acceptable to the Buyer, including with regard to interest payments and repayment of principal, (B) which does not mature or otherwise require or permit redemption or repayment prior to or on the 91st day after the maturity date of the Convertible Note then outstanding; and (C) which is not secured by any assets of the Company or its subsidiaries; and (v) any Indebtedness (other than the Indebtedness set out in (i) – (iv) above) incurred after the date hereof, provided that such indebtedness does not exceed $500,000 at any given time.
“Permitted Liens” shall mean (1) any security interest granted to the Buyer to secure the obligations under the Convertible Note, (2) any prior security interest granted to the Buyer, (3) inchoate Liens for taxes, assessments or governmental charges or levies not yet due, as to which the grace period, if any, related thereto has not yet expired, or being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with IFRS; (4) Liens of carriers, materialmen, warehousemen, mechanics and landlords and other similar Liens which secure amounts which are not yet overdue; (5) licenses, sublicenses, leases or subleases granted to other persons not materially interfering with the conduct of the business of the Company; (6) easements, rights-of-way, restrictions, encroachments, municipal zoning ordinances and other similar charges or encumbrances, and minor title deficiencies, in each case not securing debt and not materially interfering with the conduct of the business of the Company and not materially detracting from the value of the property subject thereto; (8) Liens arising out of the existence of judgments or awards which judgments or awards do not constitute an Event of Default; (9) Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance, pension liabilities and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature (other than appeal bonds) incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money); (10) Liens in favor of a banking institution arising by operation of law encumbering deposits (including the right of set-off) and contractual set-off rights held by such banking institution and which are within the general parameters customary in the banking industry and only burdening deposit accounts or other funds maintained with a creditor depository institution; (11) usual and customary set-off rights in leases and other contracts; (12) escrows in connection with acquisitions and dispositions and (13) royalties and other rights to revenue derived from the sale of the Company’s products that are granted in the ordinary course of business.
“Variable Rate Transaction” shall mean a transaction in which the Company (i) issues or sells any equity, warrants, or debt securities or any other securities that are directly or indirectly convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares or otherwise entitles the holder to acquire Common Shares either (A) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such security, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), or (ii) enters into or effects any agreement, including but not limited to an “equity line of credit,” or other continuous offering or similar offering of Common Shares.
(i)Tax Matters. The Company and the Buyer intend that the Convertible Note will be properly treated as debt for applicable tax purposes. No Buyer shall, or shall permit any affiliate to, take any tax position contrary to this treatment except as otherwise required by applicable law. The Buyer shall reasonably cooperate, and cause its respective affiliates to reasonably cooperate, with the Company to ensure such treatment.
(j)Fees. The Company shall reimburse the Buyer for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including without limitation, as applicable, all reasonable legal fees of outside counsel to the Buyer, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents) and shall be withheld by the Buyer from its purchase of the Convertible Note at the Closing. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby.
(k)Form D and Blue Sky. If applicable, the Company shall file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the Securities required under U.S. Securities Laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the Securities to the Buyer.
5.REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.
(a)Register. The Company shall maintain at its principal executive offices or with its transfer agent (or at such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Convertible Note in which the Company shall record the name and address of the Person in whose name the Convertible Note has been issued (including the name and address of each transferee), the amount of Convertible Note held by such Person. The Company shall keep the register open and available at all times during business hours for inspection by any Buyer or its legal representatives at any reasonable time and from time to time upon reasonable prior notice.
(b)Transfer Restrictions. The Securities may only be disposed of in compliance with Applicable Securities Laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Buyer or in connection with a pledge as contemplated herein, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company and the Company’s transfer agent, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Buyer under this Agreement.
(c)Conversion and Exercise Procedures. The form of Conversion Notice included in the Convertible Note set forth the totality of the procedures required of the Buyer in order to convert the Convertible Note. Except as provided in Section 2(f) and Section 5(b), no additional legal opinion, other information or instructions shall be required of the Buyer to convert their Convertible Note. The Company shall honor conversions of the Convertible Note and shall deliver the Conversion Shares in accordance with the terms, conditions and time periods set forth in the Convertible Note.
6.CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.
The obligation of the Company hereunder to issue and sell the Convertible Note to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing the Buyer with prior written notice thereof:
(a)The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.
(b)The Buyer shall have delivered to the Company the Purchase Price for the Convertible Note being purchased by the Buyer at the Closing by wire transfer of immediately available funds in accordance with the Closing Statement (as defined below).
(c)The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.
(d)The Company shall have received (i) the conditional approval of Cboe to the transactions contemplated herein and (ii) supplemental listing application authorization from NYSE American to reserve 16,500,000 Common Shares in connection with the transaction contemplated herein.

7.CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.
The obligation of the Buyer hereunder to purchase Convertible Note at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer’s sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:
(a)The Company shall have duly executed and delivered to the Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to the Buyer a Convertible Note with a principal amount corresponding to the Subscription Amount.
(b)The Buyer shall have received customary opinions of counsel to the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to the Buyer.
(c)The Company shall have delivered to the Buyer a certificate evidencing the existence and good standing of the Company as of a date within 10 days of the Closing Date.
(d)Each and every representation and warranty of the Company shall be true and correct in all material respects (other than representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions set forth in each Transaction Document required to be performed, satisfied or complied with by the Company at or prior to the Closing Date.
(e)The Common Shares (A) shall be approved for listing on Principal U.S. Market and Cboe and (B) shall not have been suspended, as of the Closing Date, by the SEC, Principal U.S. Market or Cboe or any applicable securities regulatory authority in Canada from trading on the Principal U.S. Market or Cboe nor shall suspension by the SEC, the Principal U.S. Market or Cboe or any applicable securities regulatory authority in Canada have been threatened, as of the Closing Date, either (I) in writing by the SEC, the Principal U.S. Market, Cboe or any applicable securities regulatory authority in Canada or (II) by falling below the minimum maintenance requirements of the Principal U.S. Market or Cboe.
(f)The Company shall have obtained all governmental, regulatory or third-party consents and approvals, if any, necessary for the sale of the Convertible Note, including without limitation, those required by the Principal U.S. Market and the Cboe.
(g)No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.
(h)Since the date of execution of this Agreement, no event or series of events shall have occurred that has resulted in or would reasonably be expected to result in a Material Adverse Effect, and as of the Closing Date no Event of Default (as defined in the Convertible Note) shall have occurred and be continuing and no event or condition that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default (as defined in the Convertible Note) shall have occurred and be continuing.

(i)The Company shall have received (i) the conditional approval of Cboe to the transactions contemplated herein and (ii) supplemental listing application authorization from NYSE American to reserve 16,500,000 Common Shares in connection with the transaction contemplated herein.
(j)The board of directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or materially modified and remains in full force and effect as of such Closing, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of the Company shall have been provided to the Buyer.
(k)The Company shall have delivered to the Buyer a compliance certificate executed by an executive officer of the Company certifying that Company has complied with all of the conditions precedent to the applicable Closing set forth herein and which may be relied upon by the Buyer as evidence of satisfaction of such conditions without any obligation to independently verify.
(l)The Buyer shall have received a letter, duly executed by an officer of the Company, setting forth the wire amounts of the Buyer and the wire transfer instructions of the Company (the “Closing Statement”).
8.TERMINATION.
(a)In the event that the Closing shall not have occurred on or prior to July 15, 2025 (the “Termination Date”), then the Buyer shall have the right to terminate this Agreement without liability of the Buyer to any other party; provided, however, the right to terminate this Agreement under this Section 8 shall not be available to the Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of the Buyer’s breach of this Agreement.
(b)Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.
9.MISCELLANEOUS.
(a)Subsequent Convertible Notes. The parties may, upon mutual consent, enter into subsequent securities purchase agreements for the purchase and sale of an additional $450,000,000 principal amount of Convertible Notes, in tranches, in amounts on such dates as may be mutually agreed by the parties hereof from time to time on substantially the same terms included in this Agreement, except that subsequent tranches shall include prepaid interest at a rate of 9.5%.
(b)Governing Law. This Agreement and the rights and obligations of the parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.
(c)Jurisdiction; Venue; Service.
(i)The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the State of New York (the “Governing

Jurisdiction”) and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.
(ii)The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Buyer or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.
(iii)Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Buyer arising out of or based upon this Agreement or any matter relating to this Agreement, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Buyer in any suit, claim, action, litigation or proceeding brought by the Buyer against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Buyer brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Buyer against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Buyer in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Buyer arising out of or based upon this Agreement or any matter relating to this Agreement, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Buyer agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(iv)The Company and the Buyer irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by the mailing of copies thereof by registered or certified mail postage prepaid, to it at the address provided for notices in this Agreement, such service to become effective thirty (30) days after the date of mailing.
(v)Nothing herein shall affect the right of the Buyer to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.
(d)THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY MATTER RELATING TO THIS AGREEMENT, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.
(e)Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
(f)Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.
(g)Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.
(h)Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing by letter and email and will be deemed to have been delivered: upon the later of (A) either (i) receipt, when delivered personally or (ii) one Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same and (B) receipt, when sent by electronic mail. The addresses and email addresses for such communications shall be:

If to the Company, to:	Cybin Inc. 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9

Attn: Gabriel Fahel, Chief Legal Officer
Telephone: [REDACTED]
Email: [REDACTED]

with a copy (which shall not constitute notice) to:	Aird & Berlis LLP 181 Bay Street, Suite 1800 Toronto, Ontario M5J 2T9 Attention: Sherri Altshuler Telephone: 416-865-3081 Email: saltshuler@airdberlis.com
If to the Buyer:	High Trail Capital 221 River Street, 9th Floor Hoboken, NJ 07030
with a copy (which shall not constitute notice) to:	Attention: Eric Helenek Email: [REDACTED] Haynes and Boone, LLP 30 Rockefeller Plaza; 26th Floor New York, NY 10112 Attention: Rick A. Werner Telephone: [REDACTED] Email: [REDACTED]

And to:	Stikeman Elliott LLP 666 Burrard Street, Suite 1700 Vancouver, British Columbia Attention: Michael G. Urbani Telephone: [REDACTED] Email: [REDACTED]
(i)
or to such other address, email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s e-mail service provider containing the time, date, recipient e-mail address or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
(j)Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Convertible Note (but excluding any purchasers of Underlying Securities). Neither party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, provided that the Buyer may sell, transfer or assign this Agreement or any rights or obligations hereunder to its affiliates without prior written consent of the Company.
(k)Indemnification.
(i)In consideration of the Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Buyer and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any the Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Buyer Indemnitee as a result of, or arising out of, or relating to (i) any material misrepresentation or material breach of any representation or warranty made by the Company in any of the Transaction Documents, or (ii) any material breach of any material covenant, material agreement or material obligation of the Company or any Subsidiary contained in any of the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.
(ii)In consideration of the Company’s execution and delivery of the Transaction Documents and in addition to the Buyer’s obligations under the Transaction Documents, the Buyer shall defend, protect, indemnify and hold harmless the Company and its shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities, incurred by any Company Indemnitees as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Buyer in any of the Transaction Documents, or (ii) any material breach of any material covenant, material agreement or material obligation of the Buyer contained in any of the Transaction Documents. To the extent that the foregoing undertaking by the Buyer may be unenforceable for any reason, the Buyer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.
(iii)Promptly after receipt by a Buyer Indemnitee or Company Indemnitee under this Section 9(i) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, the Buyer Indemnitee or Company Indemnitee shall, if a claim in respect thereof is to be made against the Company or a Buyer under this Section 9(i), deliver to the Company or Buyer, as applicable, a written notice of the commencement thereof, and the Company or Buyer shall have the right to participate in, and, to the extent the Company or Buyer, as applicable so desires, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the Company or Buyer and the Buyer Indemnitee or Company Indemnitee, as applicable; provided, however, that a Buyer Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable fees and expenses of such counsel to be paid by the Company or Buyer, if applicable, if: (A) the Company or Buyer has agreed in writing to pay such fees and expenses; (B) the Company or Buyer shall have failed promptly to assume the defense of such Indemnified Liability and to employ counsel reasonably satisfactory to the Buyer Indemnitee or Company Indemnitee in any such Indemnified Liability; or (C) the named parties to any such Indemnified Liability (including any impleaded parties) include both the Buyer Indemnitee or Company Indemnitee and the Company or Buyer, as applicable, and the Buyer Indemnitee or Company Indemnitee shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnitee and the Company or the Buyer, as applicable (in which case, if the Buyer Indemnitee or Company Indemnitee notifies the Company or Buyer, as applicable, in writing that it elects to employ separate counsel at the expense of the Company or Buyer, as applicable, then the Company or Buyer, as applicable, shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Company or Buyer, as applicable), provided further, that in the case of clause (C) above the Company or Buyer shall not be responsible for the reasonable fees and expenses of more than one separate legal counsel for the Indemnitees. The Buyer Indemnitee or Company Indemnitee shall reasonably cooperate with the Company or Buyer, as applicable, in connection with any negotiation or defense of any such action or Indemnified Liability by the Company or Buyer and shall furnish to the Company or Buyer all information reasonably available to the Indemnitee which relates to such action or Indemnified Liability. The Company or Buyer shall keep the Buyer Indemnitee or Company Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company or Buyer shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company or Buyer shall not unreasonably withhold, delay or condition its consent. The Company or Buyer, as applicable, shall not, without the prior written consent of the Buyer Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Buyer Indemnitee or Company Indemnitee of a release from all liability in respect to such Indemnified Liability or litigation, and such settlement shall not include any admission as to fault on the part of the Buyer Indemnitee or Company Indemnitee. Following indemnification as provided for hereunder, the Company or Buyer, as applicable, shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company or Buyer, as applicable, within a reasonable time of the commencement of any such action shall not relieve the Company or Buyer, as applicable, of any liability to the Buyer Indemnitee or Company Indemnitee under this Section 9(i), except to the extent that the Company or Buyer, as applicable, is materially and adversely prejudiced in its ability to defend such action.
(iv)The indemnification required by this Section 9(i) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, within 10 days after bills supporting the Indemnified Liabilities are received by the Company or the Buyer, as applicable.
(v)The indemnity agreement contained herein shall be in addition to (A) any cause of action or similar right of the Buyer Indemnitee or Company Indemnitee against the Company or Buyer, as applicable, or others, and (B) any liabilities the Company or Buyer may be subject to pursuant to applicable law.
(l)No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.
(m)Currency. Unless otherwise specified, all references to “$” or “dollars” in this Agreement means the lawful currency of the United States of America.
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IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.
COMPANY:

CYBIN INC.

By:    (signed) “Doug Drysdale”
Name:    Doug Drysdale
Title:    Chief Executive Officer

IN WITNESS WHEREOF, the Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.
BUYER:

HIGH TRAIL SPECIAL SITUATIONS LLC

By:    (signed) “Erik Helenek”
Name:    Erik Helenek
Title:    Authorized Signatory

Exhibit A
FORM OF CONVERTIBLE NOTE
[See attached]

THE SECURITIES REPRESENTED HEREBY AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY ONLY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA

CYBIN INC.
Convertible Note

Original Principal Amount: $50,000,000
Issuance Date: June 30, 2025
Number: CYBN-1
FOR VALUE RECEIVED, CYBIN INC., a corporation organized under the Business Corporations Act (Ontario) (the “Company”), hereby promises to pay to the order of High Trail Special Situations LLC, 290 Harbor Drive, 3rd Floor Stamford, CT 06902 Attn: Capital Solutions or its registered assigns (the “Holder”) the amount set out above as the Original Principal Amount (or such lesser amount as reduced pursuant to the terms hereof pursuant to repayment, redemption, conversion or otherwise, the “Principal”) and the Payment Premium (as defined below), in each case when due, and to pay Pre-Paid Interest Amount (as defined below), whether upon the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). The

“Issuance Date” is the date of the first issuance of this Convertible Note (as amended, amended and restated, extended, supplemented or otherwise modified in writing from time to time, this “Note”) regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Note. This Note was originally issued pursuant to the Securities Purchase Agreement dated as of June 30, 2025, between the Company and High Trail Special Situations LLC (as it may be amended from time to time, the “Securities Purchase Agreement”). Certain capitalized terms used herein are defined in Section 14 and the Purchase Agreement.
1.GENERAL TERMS
(a)Maturity Date. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and any other amounts outstanding pursuant to the terms of this Note, if any. The “Maturity Date” shall be June 30, 2027. Other than as specifically permitted by this Note, the Company may not prepay or redeem any portion of the outstanding Principal.
(b)Pre-Paid Interest. The Company shall pay to the Holder on the Issuance Date the Pre-Paid Interest Amount.
(c)Default Interest. Upon the occurrence of an Event of Default (defined below), interest shall accrue on the outstanding Principal balance at an annual rate of 18% (“Default Interest”), from and including the date of such Event of Default and to the date such Event of Default is cured and all outstanding Default Interest is paid. Default Interest shall be calculated based on a 360-day year and the actual number of days elapsed, to the extent permitted by applicable law and will be payable in arrears on the earlier of (i) the first day of each calendar month, (ii) the date such Event of Default is cured, and (iii) the date on which any portion of the outstanding Principal of this Note is reduced or otherwise retired.
(d)Amortization Event. If, any time after the Issuance Date set forth above, and from time to time thereafter, an Amortization Event has occurred, then the Company shall make monthly cash payments beginning on the fourteenth Trading Day after the Amortization Event Date and continuing on the same day of each successive calendar month (each, an “Amortization Event Payment Date”) until the entire outstanding amounts shall have been repaid. Each monthly cash payment shall be in an amount equal to the sum of (i) the Amortization Principal Amount, plus (ii) the applicable Payment Premium in respect of such Amortization Principal Amount (the “Amortization Amount”). The obligation of the Company to make monthly cash payments related to an Amortization Event shall cease (with respect to any payment that has not yet come due) if at any time after the Amortization Event Date, the condition or event causing the Amortization Event has been cured or the Holder is able to resell the Common Shares issuable upon conversion of this Note in accordance with Rule 144 under the Securities Act, unless a subsequent Amortization Event occurs. Notwithstanding any provision of this Section 1(d) to the contrary, the Holder may, at its option and in its sole discretion, deliver a written notice to the Company no later than the Trading Day immediately prior to the applicable Amortization Event Payment Date electing to have the payment of all or any portion of such Amortization Amount payable on such Amortization Event Payment Date deferred to the next subsequent Amortization Event Payment Date.
(e)Optional Prepayment. So long as no Event of Default has occurred and is continuing (or, after notice, passage of time or both, would be an Event of Default), the Company at its option shall have the right, but not the obligation, to prepay (“Optional

Prepayment”) early a portion or all amounts outstanding under this Note as described in this Section; provided, that the Company provides the Holder with written notice (each, a “Prepayment Notice”) of its desire to exercise an Optional Prepayment, which Prepayment Notice shall be delivered to the Holder after the close of regular trading hours on a Trading Day. Each Prepayment Notice shall be irrevocable and shall specify the outstanding balance of the Note to be prepaid and the Prepayment Amount. The “Prepayment Amount” shall be an amount equal to (a) the outstanding Principal balance being prepaid by the Company plus (b) the applicable Payment Premium in respect of such Principal amount. After receipt of a Prepayment Notice, the Holder shall have ten Trading Days (beginning with the Trading Day immediately following the date such Prepayment Notice is delivered to the Holder in accordance with this term of this Section 1(e) to elect to convert all or any portion of this Note. On the eleventh Trading Day following the delivery of the applicable Prepayment Notice, the Company shall deliver to the Holder the Prepayment Amount with respect to the Principal amount redeemed to the extent not converted and otherwise after giving effect to conversions or other payments made during such ten Trading Day period.
(f)Other than as specifically set forth in this Note, the Company shall not have the ability to make any early repayments without the consent of or at the request of the Holder.
(g)Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.
(h)Withholding Tax. All amounts paid or credited or deemed to have been paid or credited by or on behalf of the Company under or with respect to this Note or any other Transaction Document (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes. If the Company determines, in its sole and absolute discretion, that it is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any amount paid or credited or deemed to have been be paid or credited under or with respect to this Note or any other Transaction Document, the Company shall deduct and withhold such Withholding Taxes from any amount paid or credited or deemed to have been paid or credited under or with respect to this Note or any other Transaction Document and, provided that the Company forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company’s obligations under this Note or any other Transaction Document. There is no obligation on the Company to gross-up or pay any additional amounts to any holder of this Note or to any party under any other Transaction Document in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of this Note, the Company shall be entitled to liquidate (whether directly or through a broker) such number of Common Shares (or other securities) otherwise issuable as a result of such conversion as shall be necessary in order to satisfy such requirement plus any broker or other fees associated with such liquidation. The Company shall provide the applicable holder of this Note with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.  Each holder of this Note and each relevant party shall indemnify and hold the Company harmless from any loss, interest, penalties, tax or other amounts for which the Company may be liable for any failure to deduct, withhold or remit Withholding Taxes in connection with any amount paid or credited or deemed to have been paid or credited under this Note or any other Transaction Document.
2.EVENTS OF DEFAULT.
(a)An “Event of Default,” wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) shall have occurred:
(a)The Company’s failure to pay to the Holder any amount of Principal, Prepayment Amount, Payment Premium, Pre-Paid Interest Amount, or other amounts when and as due under this Note or any other Transaction Document and within five (5) Trading Days after such payment is due;
(b)(A) The Company or any Subsidiary of the Company shall commence, or there shall be commenced against the Company or any Subsidiary of the Company, any proceeding under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any Subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Subsidiary of the Company, in any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty one (61) days; (B) the Company or any Subsidiary of the Company is adjudicated insolvent or bankrupt; (C) any order of relief or other order approving any such case or proceeding is entered; (D) the Company or any Subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or all or substantially all of its property which continues undischarged or unstayed for a period of sixty one (61) days; (E) the Company or any Subsidiary of the Company makes a general assignment of all or substantially all of its assets for the benefit of creditors; (F) the Company or any Subsidiary of the Company shall fail to pay or shall state that it is unable to pay its debts generally as they become due; (G) the Company or any Subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; (H) the Company or any Subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or (I) any corporate or other action is taken by the Company or any Subsidiary of the Company for the purpose of effecting any of the foregoing;
(c)The Company or any Subsidiary of the Company shall default in any of its obligations under any note, Note, mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any Subsidiary of the Company in an amount exceeding $10,000,000, whether such indebtedness now exists or shall hereafter be created and such default is not cured within the time prescribed by the documents governing such indebtedness or if no time is prescribed, within thirty (30) days, and as a result, such indebtedness becomes or is declared due and payable before its stated maturity and such acceleration shall not have been rescinded or annulled or such default shall not have been cured or waived, or such indebtedness is not paid or discharged;
(d)The Common Shares shall cease to be quoted or listed for trading, as applicable, on any Principal U.S. Market for a period of ten (10) consecutive Trading Days;
(e)The Company shall be a party to any Change of Control Transaction unless in connection with such Change of Control Transaction this Note is retired;
(f)The Company’s (A) failure to deliver the required number of Common Shares to the Holder within two (2) Trading Days after the applicable Share Delivery Date or (B) notice, written or oral, to any holder of the Note, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of all or a portion of this Note into Common Shares that is tendered in accordance with the provisions of this Note;
(g)The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined below) within five (5) Business Days after such payment is due;
(h)The Company’s failure to timely file with the Commission any Periodic Report on or before the due date of such filing as established by the Commission, it being understood, for the avoidance of doubt, that due date includes any permitted filing deadline extension under Rule 12b-25 under the Exchange Act, if such failure is not cured within five (5) Business Days;
(i)Any material representation or warranty made or deemed to be made by or on behalf of the Company in or in connection with any Transaction Document, or any waiver hereunder or thereunder, shall prove to have been incorrect in any material respect (or, in the case of any such representation or warranty already qualified by materiality, such representation or warranty shall prove to have been incorrect) when made or deemed made;
(j)(A) Any material provision of any Transaction Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder, ceases to be in full force and effect; (B) the Company contests in writing the validity or enforceability of any provision of any Transaction Document; or (C) the Company denies in writing that it has any or further liability or obligation under any Transaction Document, or purports in writing to revoke, terminate (other than in accordance with the relevant termination provisions) or rescind any Transaction Document;
(k)The Company uses the proceeds of the issuance of this Note, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulations T, U and X of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof), or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose;
(l)A cease trade order (including a management cease trade order), or any other order, decree, ruling or injunction, is issued by any Governmental Entity or court ordering the cessation of trading of the Common Shares, precluding the Holder from converting any portion of this Note into Underlying Shares, or completing any resale of Underlying Shares or prohibiting, impeding, or interfering in any material way with the exercise of any of the Investor’s rights under this Note
(m)Any Event of Default (as defined in the Other Notes or in any Transaction Document other than this Note) occurs with respect to any Other Notes, or any breach of any material term of any other Note, note, or instrument held by the Holder in the Company or any agreement between or among the Company and the Holder and has not been cured within the applicable cure period;
(n)The Company shall fail to observe or perform any covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Note (except as may be otherwise covered by Sections 2(a)(i) through 2(a)(xiii) hereof) or any other Transaction Document, which is not cured or remedied within the time prescribed or if, in case of any agreement or warranty, no time is prescribed, within ten (10) Business Days of such breach or default; or
(o)The Conversion Shares shall fail to be freely tradable without restriction or legend under any applicable federal or state securities laws following the Effectiveness Deadline (as defined in the Registration Rights Agreement).
(p)During the time that any portion of this Note is outstanding, if any Event of Default has occurred, the Company shall within one (1) Business Day deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of (i) the Holder’s receipt of an Event of Default Notice and (ii) the Holder providing notice to the Company that is has become aware of an Event of Default and, if the Event of Default is cured, ending (such ending date, the “Event of Default Right Expiration Date”) on the date such Event of Default is cured, the Holder may require the Company to redeem (if such Event of Default has not been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice” and the date the Holder delivers such notice to the Company, the “Event of Default Redemption Notice Date”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 2(b) shall be redeemed by the Company in cash, at a price equal to, at the election of the Holder given by notice pursuant to Section 5, the sum of (A) (x) the full unpaid Principal amount of this Note multiplied by (y) 115% and (B) all accrued and unpaid interest thereon and all other amounts owing in respect of this Note to the date of election ; provided that, in the case of any event with respect to the Company described in Section 2(a)(ii), the sum of (A) (x) the full unpaid Principal amount of this Note, multiplied by (y) 115% and (B) all accrued and unpaid interest thereon and all other amounts owing in respect of this Note to the date of acceleration shall automatically become due and payable. All such amounts payable hereunder shall be due within two (2) Trading Days following receipt of the Event of Default Redemption Notice. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert, on one or more occasions all or part of the Note in accordance with Section 3 (and subject to the limitations set out in Section 3(c)(i)) at any time after an Event of Default has occurred and is continuing until all amounts outstanding under this Note have been repaid in full. The Holder need not provide, and the Company hereby waives, any presentment demand, protest or other notice of any kind (other than any required notice of conversion), and the Holder may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder in writing at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.
3.CONVERSION OF NOTE.    This Note shall be convertible into Common Shares, on the terms and conditions set forth in this Section 3.
(a)Conversion Right. Subject to the limitations of Section 3(c), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into fully paid and non-assessable Common Shares in accordance with Section 3(b), at the Conversion Price. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to this Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The Company shall not issue any fraction of a Common Shares upon any conversion. All calculations under this Section 4 shall be rounded to the nearest $0.0001. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Common Shares upon conversion of any Conversion Amount, unless such taxes are due because the Holder requests such Common Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay such taxes.
(b)Mechanics of Conversion.
(a)Optional Conversion. To convert any Conversion Amount into Common Shares on any date (a “Conversion Date”), the Holder shall (A) transmit by email (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(b)(iii), surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (X) if legends are not required to be placed on certificates or the book-entry position of the Common Shares and provided that the Company’s transfer agent is participating in the Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program, instruct such transfer agent to credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate or book-entry position, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled which certificates shall not bear any restrictive legends unless required pursuant to rules and regulations of the Commission. If this Note is physically surrendered for conversion and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares upon the transmission of a Conversion Notice; provided, that the Holder shall be deemed to have waived any voting rights of any such Conversion Shares that may arise during the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline, as necessary, such that the aggregate voting rights of any Common Shares (including such Conversion Shares) beneficially owned by the Holder and/or any Attribution Parties, collectively, shall not exceed the Beneficial Ownership Limitation (as defined below) as a result of any such conversion of this Note.
(b)Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Date to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such Holder’s conversion of any Conversion Amount (a “Conversion Failure”), and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the Common Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares to which the Holder is entitled with respect to such Conversion Notice and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, multiplied by (B) the Closing Price on the Conversion Date.
(c)Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon any conversion.
(d)Limitations on Conversions.
(a)Beneficial Ownership. The Company shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable notice of conversion, the Holder (together with the Holder’s affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of this Note with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) conversion of the remaining, unconverted principal amount of this Note (plus, if applicable, any accrued and unpaid interest thereon) beneficially owned by the Holder or any of its affiliates or Attribution

Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Notes) beneficially owned by the Holder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 3(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 3(c) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any affiliates and Attribution Parties) and of which principal amount (plus, if applicable, any accrued and unpaid interest thereon) of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a notice of conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any affiliates or Attribution Parties) and which principal amount (plus, if applicable, any accrued and unpaid interest thereon) of this Note is convertible, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 3(c), in determining the number of outstanding Common Shares, the Holder may rely on the number of Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company, or (C) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within one Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance Common Shares issuable upon conversion of this Note. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Note.
(b)Other Provisions.
(a)All calculations under this Section 3 shall be rounded to the nearest $0.0001 or whole share.
(b)Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company’s failure to deliver certificates representing Common Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(c)Legal Opinions. The Company is obligated to cause its legal counsel to deliver legal opinions to the Company’s transfer agent in connection with any legend removal upon the expiration of any holding period or other requirement for which the Underlying Shares may bear legends restricting the transfer thereof. To the extent a legal opinion is not provided (either timely or at all), then, in addition to being an Event of Default hereunder, the Company agrees to reimburse the Holder for all reasonable costs incurred by the Holder in connection with any legal opinions paid for by the Holder in connection with the sale or transfer of the Underlying Shares. The Holder shall notify the Company of any such costs and expenses it incurs that are referred to in this section from time to time and all amounts owed hereunder shall be paid by the Company with reasonable promptness.
(d)Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If the Company, at any time while this Note is outstanding, shall (i) pay a stock dividend or otherwise make a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares, (ii) subdivide outstanding Common Shares into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issue by reclassification of Common Shares any shares of capital stock of the Company, then the Fixed Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of Common Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective, in the case of a dividend distribution, immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution or, in the case of a subdivision, combination or re-classification, and shall become effective immediately after the effective date of such subdivision, combination or re-classification.
(e)Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion rate for such consideration commensurate with the Conversion Price. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or prepayment of this Note.
(f)Whenever the Conversion Price is adjusted pursuant to this Section 3, the Company shall promptly provide the Holder with a written notice setting forth the

Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
(g)In case of any (1) merger or consolidation of the Company or any Subsidiary of the Company with or into another Person, or (2) sale by the Company or any Subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 3(f), (B) convert the aggregate amount of this Note then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the Common Shares into which such aggregate Principal amount of this Note could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Note with a Principal amount equal to the aggregate Principal amount of this Note then held by such Holder, plus all other amounts owing thereon, which such newly issued convertible Note shall have terms identical (including with respect to conversion) to the terms of this Note, and shall be entitled to all of the rights and privileges of the Holder of this Note set forth herein and the agreements pursuant to which this Note was issued. In the case of clause (C), the conversion price applicable for the newly issued convertible debentures or convertible Notes shall be based upon the amount of securities, cash and property that each Common Share would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or prepayment following such event. This provision shall similarly apply to successive such events.
4.REISSUANCE OF THIS NOTE.
(a)Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 4(d)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 4(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(b)(iii) following conversion or prepayment of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note. This Note and the Common Shares issuable on the conversion thereof have not been registered under the Securities Act or the securities laws of any state of the United States; accordingly, this Note and the Common Shares issuable on the conversion thereof are (or will be when issued) “restricted securities” as defined under Rule 144(a)(3) under the Securities Act and the certificates representing such securities shall bear the restrictive legends in substantially the following form:
(b)THE SECURITIES REPRESENTED HEREBY [for Convertible Notes add: AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES AND THOSE SECURITIES INTO WHICH THEY ARE CONVERTIBLE HAVE BEEN ACQUIRED

SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY ONLY BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN THE CASE OF SUBPARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR SUCH OTHER EVIDENCE AS THE CORPORATION MAY REQUIRE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
(c)Certificates evidencing the Common Shares issuable on the conversion of the Note shall not contain any legend (including the legend set forth above), (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Common Shares issuable on the conversion of the Note pursuant to Rule 144, (iii) if such Common Shares issuable on the conversion of the Note are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). This Note may only be transferred, upon compliance with the conditions prescribed in Exhibit II.
(d)Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and substance and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 4(d)) representing the outstanding Principal.
(e)Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 4(d)) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
(f)Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 4(a) or Section 4(c), the Principal designated by the Holder which, when added to the Principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, and (iv) shall have the same rights and conditions as this Note.
5.NOTICES.    Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing by letter or electronic mail (“e-mail”) and will be deemed to have been delivered (i) upon receipt, when delivered personally, (ii) one (1) business day after deposit with an overnight courier service with next day delivery specified, as applicable or (iii) receipt, when sent by e-mail, and, in each case of the foregoing clauses (i), (ii) and (iii), properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company, to:	Cybin Inc. 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9

Attn: Gabriel Fahel, Chief Legal Officer
Telephone: [REDACTED]
Email: [REDACTED]

with a copy (which shall not constitute notice) to:	Aird & Berlis LLP 181 Bay Street, Suite 1800 Toronto, Ontario M5J 2T9 Attention: Sherri Altshuler Telephone: 416-865-3081 Email: saltshuler@airdberlis.com

If to the Holder:	High Trail Capital 221 River Street, 9th Floor Hoboken, NJ 07030
Attention: Eric Helenek Email: [REDACTED]

with a copy (which shall not constitute notice) to:	Haynes and Boone, LLP 30 Rockefeller Plaza; 26th Floor New York, NY 10112 Attention: Rick A. Werner Telephone: [REDACTED] Email: [REDACTED]

or at such other address and/or e-mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party in accordance with this Section at least three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (a) given by the recipient of such notice, consent, waiver or other communication, (b) electronically generated by the sender’s email service provider containing the time, date, recipient email address or (c) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt from a nationally recognized overnight delivery service or receipt by e-mail in accordance with clause (i), (ii) or (iii) above, respectively.
6.NO IMPAIRMENT. Except as expressly provided herein, no provision of this Note shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the Principal of, and other charges (if any) on, this Note at the time, place, and rate, and in the currency, herein prescribed. This Note is a direct obligation of the Company. As long as this Note is outstanding, the Company shall not and shall cause each of its Subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Shares or other equity securities; or (iii) enter into any agreement with respect to any of the foregoing.
7.NO RIGHTS AS SHAREHOLDER. This Note shall not entitle the Holder to any of the rights of a shareholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Common Shares in accordance with the terms hereof.
8.CHOICE OF LAW; VENUE; WAIVER OF JURY TRIAL
(a)Governing Law. This Note and the rights and obligations of the Parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (the “Governing Jurisdiction”) (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.
(b)Jurisdiction; Venue; Service.
(a)The Company hereby irrevocably consents to the non-exclusive personal jurisdiction of the state courts of the Governing Jurisdiction and, if a basis for federal jurisdiction exists, the non-exclusive personal jurisdiction of any United States District Court for the Governing Jurisdiction.
(b)The Company agrees that venue shall be proper in any court of the Governing Jurisdiction selected by the Holder or, if a basis for federal jurisdiction exists, in any United States District Court in the Governing Jurisdiction selected by the Holder. The Company waives any right to object to the maintenance of any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any of the state or federal courts of the Governing Jurisdiction on the basis of improper venue or inconvenience of forum.
(c)Any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or tort or otherwise, brought by the Company against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, shall be brought in a court only in the Governing Jurisdiction. The Company shall not file any counterclaim against the Holder in any suit, claim, action, litigation or proceeding brought by the Holder against the Company in a jurisdiction outside of the Governing Jurisdiction unless under the rules of the court in which the Holder brought such suit, claim, action, litigation or proceeding the counterclaim is mandatory, and not permissive, and would be considered waived unless filed as a counterclaim in the suit, claim, action, litigation or proceeding instituted by the Holder against the Company. The Company agrees that any forum outside the Governing Jurisdiction is an inconvenient forum and that any suit, claim, action, litigation or proceeding brought by the Company against the Holder in any court outside the Governing Jurisdiction should be dismissed or transferred to a court located in the Governing Jurisdiction. Furthermore, the Company irrevocably and unconditionally agrees that it will not bring or commence any suit, claim, action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Holder arising out of or based upon this Note or any matter relating to this Note, or any other Transaction Document, or any contemplated transaction, in any forum other than the courts of the State of New York sitting in New York County, and the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such suit, claim, action, litigation or proceeding may be heard and determined in such New York State Court or, to the fullest extent permitted by applicable law, in such federal court. The Company and the Holder agree that a final judgment in any such suit, claim, action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(d)The Company and the Holder irrevocably consent to the service of process out of any of the aforementioned courts in any such suit, claim, action, litigation or proceeding by e-mail or the mailing of copies thereof by registered or certified mail postage prepaid, to it at the e-mail address or physical address, as applicable, provided for notices in this Note, such service to become effective immediately after the date of such e-mail or mailing, as applicable. The Company and the Holder each irrevocably waive any defense it may have on the grounds of insufficient or improper service with respect to service of process effected in accordance with this Section 8(b)(iv).
(e)Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by law or to commence legal proceedings or to otherwise proceed against the Company or any other Person in the Governing Jurisdiction or in any other jurisdiction.
(f)THE PARTIES MUTUALLY WAIVE ALL RIGHT TO TRIAL BY JURY OF ALL CLAIMS OF ANY KIND ARISING OUT OF OR BASED UPON THIS NOTE OR ANY MATTER RELATING TO THIS NOTE, OR ANY OTHER TRANSACTION DOCUMENT, OR ANY CONTEMPLATED TRANSACTION. THE PARTIES ACKNOWLEDGE THAT THIS IS A WAIVER OF A LEGAL RIGHT AND THAT THE PARTIES EACH MAKE THIS WAIVER VOLUNTARILY AND KNOWINGLY AFTER CONSULTATION WITH COUNSEL OF THEIR RESPECTIVE CHOICE. THE PARTIES AGREE THAT ALL SUCH CLAIMS SHALL BE TRIED BEFORE A JUDGE OF A COURT HAVING JURISDICTION, WITHOUT A JURY.
9.If the Company fails to strictly comply with the terms of this Note, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

10.Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.
11.If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such law has been enacted.
12.CURRENCY. Unless otherwise specified, all references to “$” or “dollars” in this Note mean the lawful currency of the United States of America.
13.AFFIRMATIVE AND NEGATIVE COVENANTS.
(a)The Company shall at all times have sufficient number of shares by the Principal U.S. Exchange for the registration of the Conversion Shares pursuant to provisions of Section 3 hereof.
(b)The Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Purchase Agreement and the Notes) or (ii) issue any other securities or incur any Indebtedness, in each case, that would cause a breach or Event of Default under the Notes or that by its terms would prohibit or restrict the performance of any of the Company’s or its Subsidiaries’ obligations under the Note, including, without limitation, the payment of principal thereon.
(c)The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and/or its Subsidiaries on the Closing Date or any business reasonably related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose in any material respect.
(d)The Company shall not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person, other than the Holder or any of its affiliates (a “Business Combination Event”), unless:
(a)the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly organized and existing under the laws of its applicable jurisdiction that expressly assumes (by executing and delivering to the Holder, at or before the effective time of such Business Combination Event, a supplement to this instrument) all of the Company’s obligations under this Note; and
(b)immediately after giving effect to such Business Combination Event, no Event of Default will have occurred that has not been waived.
(c)At the effective time of any Business Combination Event, the Successor Corporation (if not the Company) will succeed to, and may exercise every right and power of, the Company under this Note with the same effect as if such Successor Corporation had been named as the Company in this Note, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under this Note.
(d)
14.CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
(a)“Amortization Event” shall mean an occurrence after a Registration Statement is required to be filed by the Company pursuant to the Registration Rights Agreement where a Registration Statement is not available for the sale of the Underlying Shares for a period of twelve (12) consecutive Trading Days (the last day of each such occurrence, an “Amortization Event Date”).
(b)“Amortization Event Payment Date” shall have the meaning set forth in Section 1(c).
(c)“Amortization Principal Amount” shall mean an amount equal to 17% of the outstanding Principal balance of this Note as of the most recent Amortization Event (or the outstanding Principal, if less than such amount) in respect of which a payment is due pursuant to Section 1(c).
(d)“Bloomberg” means Bloomberg Financial Markets (or if not available, a similar service provider of national recognized standing).
(e)“Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or Canada or a day on which banking institutions in the State of New York or the Province of Ontario are authorized or required by law or other government action to close.
(f)“Buy-In” shall have the meaning set forth in Section 3(b)(ii).
(g)“Buy-In Price” shall have the meaning set forth in Section 3(b)(ii).
(h)“Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in

Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of the Common Shares of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting power of the Company (except that the acquisition of voting securities by the Holder or any other current holder of convertible securities of the Company shall not constitute a Change of Control Transaction for purposes hereof); (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company (other than as due to the death or disability of a member of the board of directors) which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof); (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any Subsidiary of the Company in one or a series of related transactions with or into another entity; (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c); or (e) the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company or (f) the Common Shares cease to be listed on any of any of The New York Stock Exchange, The NYSE American LLC, The Nasdaq Stock Market, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors). No transfer to a wholly-owned Subsidiary shall be deemed a Change of Control Transaction under this provision.
(i)“Closing Price” means the price per share in the last reported trade of the Common Shares on a Principal U.S. Market or on the exchange which the Common Shares is then listed as quoted by Bloomberg.
(j)“Commission” means the Securities and Exchange Commission.
(k)“Common Shares” means the common shares, with no par value, of the Company and shares of any other class into which such shares may hereafter be changed or reclassified.
(l)“Conversion Amount” means the portion of the Principal or other amounts outstanding under this Note to be converted, redeemed or otherwise with respect to which this determination is being made.
(m)“Conversion Date” shall have the meaning set forth in Section 3(b)(i).
(n)“Conversion Failure” shall have the meaning set forth in Section 3(b)(ii).
(o)“Conversion Notice” shall have the meaning set forth in Section 3(b)(i).
(p)“Conversion Price” means, as of any Conversion Date or other date of determination the lower of (i) $10.92 per Common Share (the “Fixed Price”), or (ii) the average of the daily VWAPs on the Principal U.S. Market during the 5 Trading Days immediately preceding the Conversion Date or other date of determination (the “Variable Price”). The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Note.

(q)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(r)“Fundamental Transaction” means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person and the Company is the non-surviving company (other than a merger or consolidation with a wholly owned Subsidiary of the Company for the purpose of redomiciling the Company), (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares is effectively converted into or exchanged for other securities, cash or property.
(s)“Maturity Date” shall have the meaning set forth in Section 1(a).
(t)“Optional Prepayment” shall have the meaning set forth in Section 1(d).
(u)“Other Notes” means any other Notes issued pursuant to the Securities Purchase Agreement and any other Notes, notes, or other instruments issued in exchange, replacement, or modification of the foregoing.
(v)“Payment Premium” means 5% of the Principal Amount being paid if such Principal Amount is paid within one year from the Issuance Date, and 3% of the Principal Amount being paid if such Principal Amount is paid thereafter.
(w)“Periodic Reports” shall mean all of the Company’s reports required to be filed by the Company with the Commission under applicable laws and regulations (including, without limitation, Regulation S-K), including annual reports (on Form 10-K), quarterly reports (on Form 10-Q), and current reports (on Form 8-K), for so long as any amounts are outstanding under this Note; provided that all such Periodic Reports shall include, when filed, all information, financial statements, audit reports (when applicable) and other information required to be included in such Periodic Reports in compliance with all applicable laws and regulations.
(x)“Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.
(y)“Prepayment Amount” shall have the meaning set forth in Section 1(d).
(z)“Prepayment Notice” shall have the meaning set forth in Section 1(d).
(aa)“Pre-Paid Interest Amount” shall mean the amount of $5,500,000, reflecting pre-paid interest of 5.5% of the Principal per annum for the period from the Issuance Date to the Maturity Date.
(ab)“Principal U.S. Market” shall mean the NYSE American; provided however, that in the event the Company’s Common Shares are ever listed or traded on the

New York Stock Exchange or the Nasdaq Stock Market, then the “Principal U.S. Market” shall mean such other market or exchange on which the Company’s Common Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Common Shares in the United States.
(ac)“Registration Rights Agreement” has the meaning given such term in the Securities Purchase Agreement.
(ad)“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares.
(ae)“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(af)“Share Delivery Date” shall have the meaning set forth in Section 3(b)(i).
(ag)“Subsidiary” shall mean any Person in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are collectively referred to herein as “Subsidiaries.”
(ah)“Trading Day” means a day on which the Common Shares are quoted or traded on a Principal U.S. Market on which the Common Shares are then quoted or listed; provided, that in the event that the Common Shares are not listed or quoted, then Trading Day shall mean a Business Day.
(ai)“Transaction Document” has the meaning given such term in the Securities Purchase Agreement.
(aj)“Underlying Shares” means the Common Shares issuable upon conversion of this Note in accordance with the terms hereof.
(ak)“VWAP” means, for any Trading Day, the daily volume weighted average price of the Common Shares for such Trading Day on the Principal U.S. Market during regular trading hours as reported by Bloomberg L.P.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Note to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
CYBIN INC.

By: (signed) “Doug Drysdale”
Name: Doug Drysdale
Title: Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE
(To be executed by the Holder in order to Convert the Note)
TO: CYBIN INC.
Via Email:
The undersigned hereby irrevocably elects to convert a portion of the outstanding and unpaid Conversion Amount of Note No. CYBN-1 into Common Shares of CYBIN INC., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Principal Amount to be Converted:

Total Conversion Amount to be converted:
Fixed Price:
Variable Price:
Applicable Conversion Price:
Number of Common Shares to be issued:

Please issue the Common Shares in the following name and deliver them to the following account:
Issue to:
Broker DTC Participant Code:
Account Number:

Authorized Signature:
Name:
Title:

EXHIBIT II
FORM OF TRANSFER
FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

                   of the Notes registered in the name of the undersigned transferor represented by the attached certificate.

The undersigned hereby represents, warrants and certifies that the transfer is being made in accordance with a transaction that does not require registration under the United States Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws, and the undersigned has furnished to the Company an opinion of counsel of recognized standing or other evidence of exemption, in form and substance reasonably satisfactory to the Company to such effect.

    DATED this            day of                              ,            .

    Signature of Holder
    (Transferor)

    Print name of Holder

    Address

NOTE:     The signature on this transfer form must correspond with the name as recorded on the face of the certificate in every particular without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the Holder or a duly authorized signing officer in the case of a corporation. If this transfer form is signed by any of the foregoing, or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign.

This transfer form must be accompanied by an opinion of counsel or other evidence (which must be reasonably satisfactory to the Company), to the effect that the transfer is exempt from the registration requirements of the Securities Act and the securities laws of all applicable states of the United States.